                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                                Amendment No. 1



                             Cambridge Heart, Inc.
                   ----------------------------------------
                               (Name of Issuer)



                         Common Stock, $.001 par value
                   ----------------------------------------
                        (Title of Class of Securities)




                                   131910101
                               -----------------
                                (CUSIP Number)





                              Page 1 of 5 Pages

--------------
CUSIP NO.
131910101
--------------


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

          Goldman, Sachs & Co.
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

                                                             (a)
                                                                ------
                                                             (b)
                                                                ------


--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or place of Organization

               New York
--------------------------------------------------------------------------------
Number of                    5.       Sole Voting Power
Shares
Beneficially                                 0
                           --------------------------------------
Owned By                     6.       Shared Voting Power
Each
Reporting                                 1,090,450
                           --------------------------------------
Person With                  7.       Sole Dispositive Power

                                              0
                           --------------------------------------
                             8.       Shared Dispositive Power

                                           1,090,450
                           --------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

               1,090,450
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row (9)

               10.5%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

                BD-PN-IA
--------------------------------------------------------------------------------







                               Page 2 of 5 Pages
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----------------
CUSIP NO.
131910101
----------------


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

          The Goldman Sachs Group, L.P.

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

                                                        (a)_________
                                                        (b)_________


--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or place of Organization

               Delaware
--------------------------------------------------------------------------------
Number of                    5.       Sole Voting Power
Shares
Beneficially                                  0
                           ---------------------------------------
Owned By                     6.       Shared Voting Power
Each
Reporting                                  1,090,450
                           ---------------------------------------
Person With                  7.       Sole Dispositive Power

                                               0
                           ---------------------------------------
                             8.       Shared Dispositive Power

                                            1,090,450
                           ---------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

               1,090,450
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

               10.5%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

                HC-PN
--------------------------------------------------------------------------------






                               Page 3 of 5 Pages
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Item 4.                      Ownership.

          (a).               Amount beneficially owned:
                             See the response(s) to Item 9 on the attached cover page(s).

          (b).               Percent of Class:
                             See the response(s) to Item 11 on the attached cover page(s).

          (c).               Number of shares as to which such person has:

                             (i).      Sole power to vote or to direct the vote:
                             See the response(s) to Item 5 on the attached cover page(s).

                             (ii).     Shared power to vote or to direct the
                             vote:
                             See the response(s) to Item 6 on the attached cover page(s).

                             (iii). Sole power to dispose or to direct the disposition of:
                             See the response(s) to Item 7 on the attached cover page(s).

                             (iv). Shared power to dispose or to direct the disposition of:
                             See the response(s) to Item 8 on the attached cover page(s).


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                                   See Exhibit (99.2) as previously reported.


Item 10.                     Certification.
                             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.








                              Page 4 of 5 Pages
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                                   SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 10, 1997


                             THE GOLDMAN SACHS GROUP, L.P.
                             By:    The Goldman Sachs Corporation,
                                    its general partner


                             By:    /s/ William J. Buckley
                                    -------------------------------
                             Name:  William J. Buckley
                             Title: Executive Vice President



                             GOLDMAN, SACHS & CO.


                             By:    /s/ William J. Buckley
                                    -------------------------------
                             Name:  William J. Buckley
                             Title:  Managing Director







                               Page 5 of 5 Pages